Exhibit 2.26

23 March 2017

ASX Market Announcements
Australian Securities Exchange
20 Bridge Street
SYDNEY NSW 2000	By Electronic Lodgement

PALADIN RESOLVES TO COMMENCE ARBITRATION PROCEEDINGS AGAINST CNNC

Paladin Energy Limited (Paladin or the Company) (ASX:PDN / TSX:PDN) refers to its previous announcements regarding its Restructure Proposal, and a potential option in favour of CNNC Overseas Uranium Holdings Ltd (CNNC) which, if validly exercised, could entitle CNNC to acquire Paladin’s interest in the Langer Heinrich Mine (LHM) (the Potential CNNC Option).

Paladin advised on 9 March 2017 that it had received notice from CNNC requesting that Paladin commence a process to determine the fair market value of Paladin’s share of LHM (being 75% of the issued share capital of Langer Heinrich Mauritius Holdings Limited, the holding company of the owner of LHM). The fair value determination process would be the first step in a process that may lead to exercise of the Potential CNNC Option if in fact the option validly exists.

The fair value determination process depends on CNNC establishing that an ‘event of default’ has occurred under the LHM Shareholders Agreement.  The Company disputes that that an ‘event of default’ has occurred and so disputes the validity of the notice received from CNNC. The Company has therefore resolved to commence arbitration proceedings against CNNC to seek orders and declarations accordingly.

Disputes under the LHM Shareholders Agreement are subject to the laws of Western Australia, and must be referred to arbitration before the Singapore International Arbitration Centre. Paladin will seek to extend existing standstill arrangements with creditors in order to afford time to pursue the proceedings and to ensure that the Company has adequate funding. Currently, the Company has executed standstill agreements with bondholders representing 75% of holders of 2017 Convertible Bonds and 87% of holders of 2020 Convertible Bonds.

In the event the Potential CNNC Option is proven to be valid, it is unlikely that the Company can implement the Restructure Proposal.  The Company has taken significant steps to progress the Restructure Proposal in order to achieve a successful solvent restructure, seeking to preserve value for all stakeholders.

CNNC’s actions are disappointing given the support the Restructure Proposal has received to date, CNNC’s failure to proceed with the acquisition of an additional 24% stake in LHM when it was offered to them last year, and CNNC’s repeated refusal to fund the working capital requirements of LHM.

As a result, CNNC, our joint venture partner, has put at risk the interests of Paladin’s stakeholders, including

Level 4, 502 Hay Street, Subiaco, Western Australia 6008    Postal: PO Box 201, Subiaco, Western Australia 6904
Tel:  +61 (8) 9381 4366 Fax: +61 (8) 9381 4978   Email: paladin@paladinenergy.com.au   Website: www.paladinenergy.com.au

approximately 26,000 small shareholders, approximately 1,000 employees, international financial institutions and sovereign-related entities. Paladin intends to dispute CNNC’s actions unless an acceptable compromise can be reached with CNNC.

Paladin will provide its stakeholders with material updates as soon as it is in a position to do so.  It is intended that Paladin’s shares will remain in suspension until Paladin has resolved how it will progress the Restructure Proposal (or a viable alternative).

Yours faithfully
Paladin Energy Ltd

ALEXANDER MOLYNEUX
CEO